SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission File Number 1-09623

IVAX CORPORATION

EMPLOYEE SAVINGS PLAN

(Full Title of the Plan)

IVAX CORPORATION

4400 Biscayne Boulevard, Miami, Florida 33137

(Name and principal executive offices of the issuer

of the securities held pursuant to the Plan)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

IVAX CORPORATION EMPLOYEE SAVINGS PLAN

	By:	IVAX CORPORATION, PLAN ADMINISTRATOR

Date: June 28, 2004	By:	/s/ Thomas E. Beier
Thomas E. Beier, Senior Vice President-Finance and Chief Financial Officer

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

IVAX Corporation Employee Savings Plan

As of December 31, 2003 and 2002 and for the year ended December 31, 2003 with Report of Independent Registered Public Accounting Firm

IVAX Corporation

Employee Savings Plan

Financial Statements and Supplemental Schedule

As of December 31, 2003 and 2002 and for the year ended December 31, 2003

Report of Independent Registered Public Accounting Firm

To The Plan Administrator

    IVAX Corporation Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the IVAX Corporation Employee Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Miami, Florida	Certified Public Accountants
June 17, 2004

IVAX Corporation

Employee Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Cash	$9,283	$7,268
Accrued income and other	3,347	2,345
Investments, at fair value	36,907,717	24,407,227

Contributions receivable:
Participant contributions	158,174	85,974
Employer contributions	82,048	37,550

Net assets available for benefits	$37,160,569	$24,540,364

See accompanying notes.

IVAX Corporation

Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year ended December 31, 2003

Additions
Contributions:
Participant	$3,858,941
Employer	1,784,269
Rollover	521,712
Investment income:
Interest	50,903
Dividends	456,754
Net appreciation in fair value of investments	8,295,098

Total additions	14,967,677

Deductions
Distributions to participants	(2,339,807)
Administrative expenses	(7,665)

Total deductions	(2,347,472)

Net increase	12,620,205

Net assets available for benefits:
Beginning of year	24,540,364

End of year	$37,160,569

See accompanying notes.

IVAX Corporation

Employee Savings Plan

Notes to Financial Statements

December 31, 2003

1. Description

General

Effective January 1, 1987, the IVAX Corporation Employee Savings Plan (the Plan) was established as a defined contribution 401(k) plan to cover eligible employees of IVAX Corporation (IVAX) and its subsidiaries (the Employer). The Employer serves as the Plan Administrator. Effective January 1, 2002, the Plan was amended and it restated. Merrill Lynch Trust Company (Merrill Lynch) remains trustee and custodian of the Plan trust fund.

The following description provides only general information of the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Eligibility

Every employee who has completed one month of service for participation, as defined, may participate in the Plan on the first day of the month after such completion, provided that the individual is an employee on such date. An employee is not eligible to participate during any time period for which the individual is (i) a leased employee, (ii) included in a unit of employees covered by certain collective bargaining agreements or (iii) a nonresident alien who receives no earned income from the Employer which constitutes income from sources within the United States or (iv) a temporary employee.

Contributions

Participants may contribute a portion of their salary or wages through payroll deduction contributions. The Plan generally permits each participant to elect to defer up to 50% (effective in 2004, 75%) of his or her compensation. Each participant’s contribution was limited by the Internal Revenue Service (IRS) to a maximum of $12,000 in 2003 and $11,000 in 2002, except for individuals that are 50 years and older in 2003 were limited to $14,000 and in 2002 they were limited to $12,000. Participant contributions to the Plan are submitted to Merrill Lynch, which invests the contributions and investment earnings as directed by the participants from among investment options chosen by the Plan administrator. All expenses incurred pursuant to a participant’s directed investments, including brokerage fees and other incidental expenses are paid solely with the funds from the individual account of the participant.

IVAX Corporation

Employee Savings Plan

Notes to Financial Statements (continued)

1. Description (continued)

Employer matching contributions are discretionary. The Employer may, at its discretion, contribute on behalf of each participant an amount in cash equal to a discretionary percentage of a participant’s compensation contributed as an elective deferral contribution. Matching contributions shall be invested in accordance with the employee’s investment election on file at the time of the matching contribution.

With the consent of the Employer, the Plan allows new employees to roll over amounts into the Plan from other qualified plans. The rollover contribution is permitted provided the trust from which the funds are to be transferred permits the transfer to be made.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contribution and Plan investment results. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants immediately vest 100% in their voluntary contributions and rollover contributions. Participants vest 100% in their Employer matching contributions after two years of service, as defined in the Plan. However, in the event of termination of a participant’s employment due to death or total or permanent disability or upon attainment of the normal retirement age of 65 years, such participant’s nonvested Employer matching contributions shall immediately vest 100%.

IVAX Corporation

Employee Savings Plan

Notes to Financial Statements (continued)

1. Description (continued)

Forfeitures

The nonvested portion of the Employer matching contribution is forfeited by participants upon the earlier of the distribution of the entire vested portion of the terminated participant’s account, or five years after termination of service. As of the end of each Plan year, any forfeitures during the year shall first be made available to reinstate previously forfeited account balances and the remaining forfeitures, if any, shall be used to reduce the contribution of the Employer for such a Plan year. Participants forfeited approximately $58,000 during the year ended December 31, 2003, which was used to reduce the Employer’s contribution.

Distributions to Participants

Participants or their beneficiaries are eligible to receive distributions of their vested account balances upon retirement or termination of employment. Distributions of a participant’s vested account balance while the participant is still employed are permitted for balances rolled over into the Plan, financial hardship, as defined in the Plan, after-tax contributions or upon the attainment of age 59-1/2. Distribution is made in a lump sum, and participants and spouse beneficiaries may roll over the distribution to another employer’s qualified plan or to an individual retirement account or annuity. In addition, participants may elect to receive the value of the stock of the Employer held in their account under the Plan in cash or in common stock of the Employer.

Loans to Participants

Participants are permitted to borrow from their fund accounts a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their account balance. Loans must have a repayment period that does not exceed 60 months or up to 120 months for the purchase of a primary residence. The loans are secured by one-half of the balance in the participant’s account and bear interest at 1% greater than the prime lending rate as quoted in The Wall Street Journal on the last day of the quarter before the loan is established. The repayment of principal and interest is made through payroll deductions.

IVAX Corporation

Employee Savings Plan

Notes to Financial Statements (continued)

1. Description (continued)

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. In the event of complete or partial termination of the Plan, affected participants fully vest in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. Distributions to participants are recorded when paid. As of December 31, 2003 and 2002, the Plan had distributions payable to participants of $10,693 and $7,157, respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

3. Investments

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

IVAX Corporation

Employee Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The following presents investments that represent five percent or more of the Plan’s net assets.

	December 31
	2003	2002
IVAX common stock	$9,878,177	$4,916,766
Merrill Lynch Retirement Preservation Trust Fund	6,654,121	5,626,128
MFS Capital Opportunities Fund Class A	3,842,498	3,392,808
John Hancock Sovereign Fund	2,807,026	2,540,267
AIM Blue Chip Fund Class A	2,562,977	1,367,311
Franklin Small Mid Cap Growth Fund	1,970,401	1,139,543

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $8,295,098 as follows:

IVAX common stock	$4,967,501
Common/collective trusts	239,243
Mutual funds	3,088,354

$8,295,098

4. Transactions with Related Parties

Participants are charged administrative expenses (loan application fees, check issuance fees and withdrawal processing fees) by the Custodian, which are paid directly by the participants by deduction from their accounts. These expenses totaled $7,665 for 2003. In addition, there are professional, legal fees, and management fees related to the Plan that are charged to the Employer by the Custodian, the Trustee, attorneys and other parties. These expenses consisted of approximately $38,000 for the year ended December 31, 2003. The Employer also performed certain administration and accounting services on behalf of the Plan for which no amounts were charged.

IVAX Corporation

Employee Savings Plan

Notes to Financial Statements (continued)

5. Income Tax Status

Effective January 1, 2002, the Plan was amended and restated by the Employer to incorporate the prior restatement and subsequent amendments. In addition, updates were made to the Plan for the requirements of the Uruguay Round Agreements Act (General Agreement on Trades and Tariffs), Uniformed Services Employment and Reemployment Rights Act of 1994, Small Business Job Protection Act of 1996, Taxpayer Relief Act of 1997, Internal Revenue Service Restructuring and Reform Act of 1998, Community Renewal Tax Relief Act of 2000 and the Economic Growth and Tax Relief and Reconciliation Act of 2001. The Plan received a determination letter from the IRS dated October 17, 2002 stating that the Plan, as amended and restated on January 1, 2002, is qualified under Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2003	2002
Net assets available for benefits per the financial statements	$37,160,569	$24,540,364
Benefits payable	(10,693)	(7,157)

Net assets available for benefits per the Form 5500	$37,149,876	$24,533,207

IVAX Corporation

Employee Savings Plan

Notes to Financial Statements (continued)

6. Differences Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

Year ended December 31, 2003
Distributions to participants per the financial statements	$2,339,807
Amounts allocated on Form 5500 to withdrawn participants at December 31, 2003	10,693
Amounts allocated on Form 5500 to withdrawn participants at December 31, 2002	(7,157)

Distributions to participants per the Form 5500	$2,343,343

7. Subsequent Event

Effective January 1, 2004, the Company adopted an amendment to the Plan to, among other changes, provide for “Safe Harbor” provisions described in Section 401(k)(12) of the IRC. The Plan will apply for a new determination letter from the Internal Revenue Service during 2004 stating that the Plan as amended is qualified under Section 401(a) of the IRC. However, the plan administrator believes that the Plan has been designed to comply with and is operating in accordance with the requirements of the IRC and, therefore, believes the Plan is qualified and the related trust is exempt from taxation.

Supplemental Schedule

IVAX Corporation

Employee Savings Plan

EIN: 16-1003559 Plan: 001

Schedule H, Line 4i—

Schedule of Assets (Held at End of Year)

As of December 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(e)[1] Current Value
*	Merrill Lynch	Equity Index Trust Goal Manager Fund	$1,254,645
*	Merrill Lynch	Retirement Preservation Trust Fund	6,654,121
	Lord Abbett Funds	Lord Abbett Mid Cap Value CLP	364,861
	Lord Abbett Funds	Lord Abbett Small Cap Growth Fund	292,207
	Alliance Funds	Alliance Balance Shares	146,031
	Van Kampen Funds	Van Kampen Growth & Income Fund	791,818
	Franklin Templeton Investments	Templeton World Fund	819,474
	Franklin Templeton Investments	Franklin Small-Mid Cap Growth Fund	1,970,401
	AIM Advisors, Inc.	AIM Global Growth Fund Class A	1,285,936
	AIM Advisors, Inc.	AIM Blue Chip Fund Class A	2,562,977
	Dreyfus Corporation	Dreyfus Premier Balanced Fund	1,382,203
	John Hancock Group	John Hancock Sovereign Fund	2,807,026
	MFS Investment Management	MFS Capital Opportunities Fund Class A	3,842,498
	Davis Selected Advisors, LP	Davis NY Venture FD Class A	1,558,327
	UBS	UBS Small Cap Growth Fund	308,006
*	IVAX Corporation	IVAX common stock	9,878,177
*	Participants notes receivable	Loans to participants (interest rate ranges 5% to 9.5%)	989,009

			$36,907,717

*	Denotes a party-in-interest.
1	– Column (d) is not presented as all investments are participant directed.

Exhibits
23.1	Consent of Ernst & Young LLP